United States securities and exchange commission logo





                             June 12, 2023

       Shirley Cheng
       Chief Financial Officer
       Network CN Inc.
       Unit 705B, 7th Floor
       New East Ocean Centre
       9 Science Museum Road
       TST, KLN, Hong Kong

                                                        Re: Network CN Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed April 13,
2023
                                                            File No. 000-30264

       Dear Shirley Cheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Use of Terms, page i

   1.                                                   Please refrain from
using terms such as    we    or    our    when describing activities or
                                                        functions of a VIE. For
example, disclose, if true, that your subsidiaries and/or the VIEs conduct operations in
China, that the VIEs are consolidated for accounting purposes but are not entities in
which you own equity, and that the holding company does not conduct operations. Disclose
clearly the entity (including the domicile) in which investors own an interest.
   2. We note that your definition of China and the PRC excludes Hong Kong and Macau. We also note that you
appear to have operations and directors/officers located in Hong Kong.
                                                        Please revise to
clarify that the legal and operational risks associated with operating in
 Shirley Cheng
Network CN Inc.
June 12, 2023
Page 2
         China also apply to operations in Hong Kong and Macau. Please also discuss the laws and regulations in Hong Kong and/or Macau, as applicable, as well as the related risks and consequences. The requested disclosure may appear in the definition itself or in another appropriate discussion of legal and operational risks applicable to the company.
Item 1. Business, page 1

3. Please disclose prominently in Item 1 that you are not a Chinese operating company but a
         Delaware holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Please also provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
4. Please disclose prominently the legal and operational risks associated with being based in
       or having the majority of the company   s operations in China. Your
disclosure should
       make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
       statements and regulatory actions by China   s government, such as those
related to the use
       of variable interest entities and data security or anti-monopoly concerns, have or may
       impact the company   s ability to conduct its business, accept foreign
investments, or list on
       a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as
FirstName LastNameShirley Cheng
       amended by the Consolidated Appropriations Act, 2023, and related regulations will affect
Comapany
       yourNameNetwork      CN Inc.
             company. Provide     a cross-reference to your detailed discussion
of such legal and
       operational
June 12, 2023 Pagerisks.
                     2
FirstName LastName
 Shirley Cheng
FirstName  LastNameShirley Cheng
Network CN   Inc.
Comapany
June       NameNetwork CN Inc.
     12, 2023
June 12,
Page  3 2023 Page 3
FirstName LastName
5. We note your disclosure on page F-14 that the company "exerted 100% control" of the variable interest entity through a set of commercial arrangements. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, please disclose that the Delaware holding company is the primary beneficiary of the VIEs for accounting purposes.
6. Please describe how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and the consolidated VIEs, or to investors, and quantify the amounts where applicable. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial
         Condition and Results of Operations.
7. Please disclose that to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated
         VIEs by the PRC government to transfer cash or assets. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition
         and Results of Operations.
8. Please discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial Condition
         and Results of Operations.
9. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, please summarize the policies here and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state here that you have no such cash management policies that dictate how funds are transferred. Additionally, please also include this disclosure in Item 7. Management's Discussion and Analysis of Financial
         Condition and Results of Operations.
10. Please refer to the section captioned "Corporate Structure." Please revise your diagram to use dashed lines without arrows with respect to the relationship with the VIEs.
         Additionally, please describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIEs'
 Shirley Cheng
Network CN Inc.
June 12, 2023
Page 4
         operations and financial results into your financial statements. Identify clearly the entity in which investors own their interest and the entity(ies) in which the
company   s operations
         are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the
         Delaware holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
11. Please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission
(CSRC),
       Cyberspace Administration of China (CAC) or any other governmental agency that is
       required to approve the VIE   s operations, and state affirmatively
whether you have
       received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. If you conclude that you do not need any additional permissions and approvals to operate your business and to offer securities to investors, and you did not rely upon an opinion of counsel in coming to
       that conclusion, state as much and explain why such an opinion was not obtained. Lastly, we note that the CSRC has recently announced regulations that outline the terms under
FirstName LastNameShirley Cheng
       which China-based companies can conduct offerings and/or list overseas. Please also
Comapany    NameNetwork
       include   disclosure toCN   Inc. these recent events and explain how the
regulations apply to
                                reflect
       you
June 12,    andPage
         2023     your4ability to operate and offer securities.
FirstName LastName
 Shirley Cheng
FirstName  LastNameShirley Cheng
Network CN   Inc.
Comapany
June       NameNetwork CN Inc.
     12, 2023
June 12,
Page  5 2023 Page 5
FirstName LastName
12. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide here, in tabular form, a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the
         VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the
         VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
13. Include a summary of risk factors and disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 9

14. Please refer to the section captioned "Overview of Our Business." Please acknowledge here that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
 Shirley Cheng
FirstName  LastNameShirley Cheng
Network CN   Inc.
Comapany
June       NameNetwork CN Inc.
     12, 2023
June 12,
Page  6 2023 Page 6
FirstName LastName
15.      Please refer to the section captioned "Recent Developments." Given the
Chinese
         government   s significant oversight and discretion over the conduct
of your business,
         please highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
16. Please refer to the section captioned "Recent Developments." In light of recent events indicating greater oversight by the Cyberspace Administration of China
(CAC) over data
         security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 9A. Controls and Procedures, page 18

17. You disclose that your disclosure controls and procedures were not effective as a result of the material weaknesses in your internal control over financial reporting that existed as of such date as discussed below. Please revise to discuss the material weaknesses in your internal control over financial reporting and also state that your internal control over financial reporting is not effective. Refer to Item 308(a)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Keira Nakada at (202) 551-3659 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Rucha Pandit at (202) 551-6022 or Donald Field at (202) 551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services